1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103                                    & Bockius LLP
Tel.: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001






May 17, 2013

VIA EDGAR
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Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     The Advisors' Inner Circle Fund (File Nos.033-42484 and 811-06400)
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Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, a preliminary copy of the Schedule 14A, notice, proxy statement and proxy card (the "Preliminary Proxy Materials") for the Special Meeting of Shareholders (the "Special Meeting") of the Cornerstone Advisors Global Public Equity Fund (the "Fund"), a series of the Trust, scheduled to be held on Friday, June 28, 2013.

The Special Meeting is being called for the purpose of appointing Numeric Investors LLC ("Numeric") as a sub-adviser of the Fund and to approve a sub-advisory agreement between Cornerstone Advisors, Inc., the investment adviser to the Fund, and Numeric with respect to the Fund.

Please contact the undersigned at 215.963.5862 with your questions or comments.


Very truly yours,

/s/ David W. Freese
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David W. Freese